56435
                                                                   Exhibit F-3


                                                      January 22, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

            Re:   GPU, Inc.
                  Jersey Central Power & Light Company
                  Metropolitan Edison Company
                  Pennsylvania Electric Company
                  Application on Form U-1
                  SEC File No. 70-9201
                  --------------------

Ladies and Gentlemen:

            We have examined the Application on Form U-1, dated May 6, 1998, under the Public Utility Holding Company Act of 1935 ("Act"), filed by GPU, Inc. ("GPU"), a Pennsylvania corporation, and its subsidiaries Jersey Central Power & Light Company ("JCP&L"), a New Jersey corporation, Metropolitan Edison Company ("Met-Ed"), a Pennsylvania corporation, and Pennsylvania Electric Company ("Penelec"), a Pennsylvania corporation (JCP&L, Met-Ed and Penelec are collectively referred to as the "GPU Energy Companies"), and GPU Service, Inc. ("GPUS"), a Pennsylvania corporation, with the Securities and Exchange
Commission ("Commission"), and docketed by the Commission in SEC File No. 70-9201, as amended by Amendment No. 1 thereto, dated May 14, 1998, Amendment No. 2 thereto, dated August 24, 1998, Amendment No. 3 thereto, dated September 24, 1998, and Amendment No. 4 thereto, dated this date, of which this opinion is to be a part. (The Application, as so amended and as thus to be amended, is hereinafter referred to as the "Application").

            The Application requests authorization for, among other things, (i) GPUS to perform expanded functions for the GPU Energy Companies and (ii) the making of loans by the GPU Energy Companies to GPUS to finance GPUS' initial purchase of inventory in an aggregate amount of up to $60,000,000 (the notes evidencing such loans are referred to as "Notes"), and from time to time for GPUS' working capital purposes.

            We have been Pennsylvania counsel to GPU, GPUS and Penelec for many years. In connection with the delivery of this opinion, we have examined such documents and made such investigation as we deemed necessary as the basis for this opinion.

            Based upon the subject to the foregoing, and assuming that (i) the transactions therein proposed are carried out in accordance with the Application and (ii) upon the sale by Penelec of the initial inventory to GPUS, Penelec obtains the release of the lien of its Indenture date as of January 1, 1942, as amended (the "Indenture") on the initial inventory in accordance with the terms of the Indenture, we are of the opinion insofar as its relates to matters of Pennsylvania law that when the Commission shall have entered an order forthwith granting the Application:

            (a) all Pennsylvania laws applicable to the proposed transactions by GPU, GPUS and Penelec will have been complied with;

            (b) GPU, GPUS and Penelec and each validly organized and duly existing;

            (c) the Notes will be valid and binding obligations of GPUS in accordance with their terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights generally and general principles of equity limiting the availability of equitable remedies;

            (d) Penelec will legally acquire the Notes to be acquired by it; and

            (e) the consummation of the transactions proposed in the Application will not violate the legal rights of the holders of any securities issued by GPU, GPUS, Penelec or any subsidiary of Penelec.

            We hereby consent to the filing of this opinion as an exhibit to the Application and in any proceedings before the Commission that may be held in connection therewith.


                              Very truly yours,



                              Ballard Spahr Andrews & Ingersoll, LLP